As filed with the Securities and Exchange Commission on October 6, 2000
                                                      Registration No. 333-34776
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                 AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933
                   LABORATORY CORPORATION OF AMERICA HOLDINGS
             (Exact Name of Registrant as Specified in Its Charter)


   Delaware                358 South Main Street               13-3757370
(State or other        Burlington, North Carolina 27        (I.R.S. Employer
jurisdiction of               (336) 229-1127             Identification Number)
incorporation or                                        (Address, including zip
organization)                                              code, and telephone
                                                         number, including area
                                                         code, of Registrant's
                                                           principal executive
                                                                 offices)


                             -----------------------

                                Bradford T. Smith
                   Executive Vice President, General Counsel,
                   Corporate Compliance Officer and Secretary
                   Laboratory Corporation of America Holdings

                              358 South Main Street
                        Burlington, North Carolina 27215

                                 (336) 229-1127

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             -----------------------

                                    Copy to:

                                PETER R. DOUGLAS

                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------

                                         CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                                                  Proposed
                                                            Proposed Maximum       Maximum            Amount of
        Title of Each Class              Amount to be       Offering Price Per     Aggregate       Registration Fee
  of Securities to be Registered          Registered             Unit (1)      Offering Price (1)      (2)
--------------------------------------------------------------------------------------------------------------------
Common Stock                           4,953,132 shares        $111.50000        $552,274,218        $145,800.39
   ($0.10 par value)...............
====================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee. Calculated pursuant to Rule 457(c) on the basis of the average of the high and low reported prices of the Registrant's Common Stock on the New York Stock Exchange on September 22, 2000.

(2) A registration fee of $147,180.00 was previously paid when this Registration Statement was first filed.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS
Issued October 6, 2000

                                4,953,132 SHARES
                            LABORATORY CORPORATION OF
                                AMERICA HOLDINGS
                                  COMMON STOCK

                             -----------------------


These shares are being offered for sale from time to time by Roche Holdings, Inc. and by the other Selling Stockholders listed on page 4 of this prospectus.

                             -----------------------



The common stock is traded on the New York Stock Exchange under the symbol "LH." On October 5, 2000, the last reported sale price for the common stock on the New York Stock Exchange was $122.00 per share.

                             -----------------------


Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                             -----------------------


















October 6, 2000

                             -----------------------

                                TABLE OF CONTENTS

                             -----------------------

                                                                         Page
                                                                         -----


Where You Can Find More Information........................................1
Our Business...............................................................2
Market Prices of Common Stock..............................................3
Selling Stockholders.......................................................4
Plan of Distribution.......................................................5
Legal Matters..............................................................5
Experts....................................................................5

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any document we file at the SEC's public reference rooms at 7 World Trade Center, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 450 Fifth Street, N.W. Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed with the SEC a registration statement under the Securities Act of 1933 to register the common stock offered by this prospectus. This prospectus is only part of the registration statement and does not contain all of the information in the registration statement and its exhibits because certain parts are allowed to be omitted by SEC rules. Statements in this prospectus about documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summary statements and may not contain all the information that may be important to you. For further information about us, and the common stock offered under this prospectus, you should read the registration statement, including its exhibits and the documents incorporated into it by reference.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporated by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until all of the common stock offered under this prospectus is sold.

     1.   Annual Report on Form 10-K for the fiscal year ended December 31,
          1999;

     2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     3. All reports filed pursuant to Section 13 or 15(d) of the Exchange Act on or after December 31, 1999; and

     4. The description of the common stock in the registration statements filed by us pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating any such description.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

     You may request a copy of these filings at no cost, by contacting us at the following address:

                              Laboratory Corporation of America Holdings
                              358 South Main Street
                              Burlington, North Carolina 27215
                              (336) 229-1127
                              Attention: Bradford T. Smith

                                  OUR BUSINESS

     Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, is the second largest independent clinical laboratory company in the United States based on 1999 net revenues. Through a national network of laboratories, we offer more than 2,000 different clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. Since our founding in 1971, we have grown into a network of 25 major laboratories and approximately 1,200 service sites consisting of branches, patient service centers and STAT laboratories (laboratories that have the ability to perform certain routine tests quickly and report results to the physician immediately), serving clients in 50 states.

     Our company was formerly known as National Health Laboratories Holdings Inc., which merged in 1995 with Roche Biomedical Laboratories, Inc., an indirect subsidiary of Roche Holdings, Inc. We then changed our name to Laboratory Corporation of America Holdings.

Recent Developments

     During May 2000, our stockholders approved a 1 for 10 reverse stock split. As a result, the number of authorized shares of common stock decreased from 520,000,000 to 52,000,000 and the par value increased from $0.01 to $0.10. All references to common stock, common shares outstanding and per share amounts have been restated to reflect the 1 for 10 common stock split on a retroactive basis.

     On July 13, 2000 we announced that more than 99.97 percent of the shares of our outstanding 8 1/2 percent Series A Convertible Exchangeable Preferred Stock and 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock called for redemption had been converted into our common stock at the request of the preferred shareholders. Conversion of such shares of preferred stock into common stock resulted in the issuance of approximately 20.9 million additional shares of common stock since the redemption was announced on June 6, 2000, for a total of 34,551,937 common shares outstanding as of October 5, 2000.

     During June 2000, we completed the acquisition of the laboratory testing business of San Diego-based Pathology Medical Laboratories for approximately $14.5 million in cash.

     At the end of July 2000, we completed the acquisition of all of the stock of National Genetics Institute, Inc. (NGI), which is based in Los Angeles, California, for approximately $56.0 million in cash. The purchase agreement provides for additional payments of up to $16.0 million, contingent upon the realization of certain specified revenue targets by NGI. NGI revenues for the past twelve months approximated $28.0 million.

                          MARKET PRICES OF COMMON STOCK

     Our common stock has been listed and traded on the New York Stock Exchange under the symbol "LH" since May 1, 1995. The following table sets forth the high and low sales prices per share reported on the NYSE Composite Tape, based upon information supplied by the Exchange and reflecting the 1 for 10 reverse common stock split on a retroactive basis.


                                                        Market Price
                                                    -------------------
                                                     High         Low
                                                    ------       ------
Period

1998:

   First Quarter.............................     $ 21.875    $ 15.625
   Second Quarter............................       27.50       18.125
   Third Quarter.............................       24.375      11.25
   Fourth Quarter............................       18.75       11.875
1999:

   First Quarter.............................       23.125      12.50
   Second Quarter............................       29.375      16.875
   Third Quarter.............................       32.50       22.50
   Fourth Quarter............................       38.75       24.375
2000:

   First Quarter.............................       46.875      31.25
   Second Quarter............................       81.000      39.375
   Third Quarter
    (through October 5, 2000)................      132.500      76.250


     On October 5, 2000, the last reported sale price of the common stock on the New York Stock Exchange was $122.00.

                              SELLING STOCKHOLDERS

     The Selling Stockholders intend to dispose of shares of common stock in various ways, as set forth under "Plan of Distribution" below. As of October 4, 2000, Roche Holdings, Inc. owned 15,352,537 shares of common stock (approximately 44.43% of the common stock outstanding). At October 5, 2000 assuming the Selling Stockholders sell the full amount of the 4,953,132 shares of common stock covered by this registration statement, Roche Holdings, Inc.'s ownership of our common stock would be approximately 30.41%.

     The following table sets forth certain information regarding the beneficial ownership of common stock by each Selling Stockholder and as adjusted to give effect to the sale of the shares covered by this prospectus. Unless otherwise indicated, the address of each Selling Stockholder is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215.


                                                                                  Shares Beneficially Owned
                                                                                        After Offering
                                                                                  -------------------------
                                         Shares
                                      Beneficially
                                     Owned Prior to    Number of Shares                              Approximate
                                        Offering         Being Offered          Number of Shares       Percent

Roche Holdings, Inc.                   15,352,537         4,800,000               10,552,537            30.41%
One Commerce Center, Suite 1050
Wilmington, Delaware 19801

Thomas P. MacMahon (1)                   219,854           116,666                  103,188                *

Bradford T. Smith (2)                    64,948            36,466                   28,482                 *


-------------------
* Represents beneficial ownership of less than one percent.

(1) Mr. MacMahon is a director of Laboratory Corporation of America Holdings and serves as Chairman of the Board, President and Chief Executive Officer. The indicated number of shares owned by Mr. MacMahon prior to this offering includes 116,666 shares issuable upon exercise of stock options. All shares being sold by Mr. MacMahon pursuant to this offering will be issued upon the exercise of options currently held by him.

(2) Mr. Smith serves as Executive Vice President, General Counsel, Corporate Compliance Officer and Secretary of Laboratory Corporation of America Holdings. The indicated number of shares owned by Mr. Smith prior to this offering includes 39,466 shares issuable upon exercise of stock options. All shares being sold by Mr. Smith pursuant to this offering will be issued upon the exercise of options currently held by him.

                              PLAN OF DISTRIBUTION

     We will receive no proceeds from this offering. The common stock offered hereby may be sold by the Selling Stockholders from time to time in public offerings, in transactions in the over-the-counter market, in negotiated transactions, or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the common stock for whom such brokers-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We agreed to register the common stock under the Securities Act, and pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                                  LEGAL MATTERS

     The validity of the common stock will be passed upon on our behalf by Bradford T. Smith, Executive Vice President, General Counsel, Corporate Compliance Office and Secretary. Mr. Smith, who is one of the Selling Stockholders, is a full-time employee and an officer of Laboratory Corporation of America Holdings and, prior to this offering, beneficially owns 64,948 shares of common stock.

                                     EXPERTS

     The consolidated financial statements of Laboratory Corporation of America Holdings as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........    $145,800
Legal fees and expenses.....................................     100,000
Accounting fees and expenses................................      12,000
Miscellaneous (including printing fees).....................      55,000
                                                                --------
     Total..................................................    $312,800
                                                                ========

     Except for the SEC registration fee, all of the foregoing are estimates.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As authorized by Section 145 of the General Corporation Law of the State of Delaware ("Delaware Corporation Law"), each director and officer of the Company may be indemnified by the Company against expenses (including attorney's fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending, or completed legal proceedings in which he/she is involved by reason of the fact that he/she is or was a director or officer of the Company; provided that he/she acted in good faith and in a manner that he/she reasonably believed to be in or not opposed to the best interest of the Company; and, with respect to any criminal action or proceeding, that he/she had no reasonable cause to believe that his/her conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue, or matter as to which he/she shall have adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless a court determines otherwise.

     Article Sixth of the Certificate of Incorporation of the Company provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of his or her fiduciary duty as director; provided, however, that such clause shall not apply to any liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the provisions of Article VII of the Company's By-laws provide that the Company shall indemnify persons entitled to be indemnified to the fullest extent permitted by the Delaware Corporation Law.

     The Company maintains policies of officers' and directors' liability insurance in respect of acts or omissions of current and former officers and directors of the Company, its subsidiaries, and "constituent" companies that have been merged with the Company.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                   DESSCRIPTION OF EXHIBIT
------------------------------------------------------------------------------
  *5.1           Opinion of Bradford T. Smith, Esquire
 **5.1           Revised Opinion of Bradford T. Smith, Esquire
 *23.1           Consent of Bradford T. Smith, Esquire
 *23.2           Consent of PricewaterhouseCoopers LLP
**23.3           Updated Consent of PricewaterhouseCoopers LLP
 *24.1           Power of Attorney

*   Previously filed.
** Filed herewith.


ITEM 17.  UNDERTAKINGS

      (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
               Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
           Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, State of North Carolina, on October 6, 2000.

                                  LABORATORY CORPORATION OF AMERICA
                                  HOLDINGS

                                  By:       /s/ Bradford T. Smith
                                  ------------------------------------
                                  Bradford T. Smith, Esq.
                                  Executive Vice President, General Counsel,
                                  Corporate Compliance Officer and Secretary



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

         SIGNATURE                                TITLE                            DATE

               *                         Chairman of the Board, President,      October 6, 2000
-------------------------                Chief Executive Officer and
Thomas P. MacMahon                       Director

               *                         Executive Vice President, Chief        October 6, 2000
-------------------------                Financial Officer and Treasurer
Wesley R. Elingburg
               *                         Director                               October 6, 2000
-------------------------
Jean-Luc Belingard
               *                         Director                               October 6, 2000
-------------------------
Wendy E. Lane

               *                         Director                               October 6, 2000
-------------------------
Robert E. Mittelstaedt, Jr.

               *                         Director                               October 6, 2000
-------------------------

James B. Powell, M.D.
               *                         Director                               October 6, 2000
-------------------------
David B. Skinner, M.D.
               *                         Director                               October 6, 2000
-------------------------
Andrew G. Wallace, M.D.


The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 pursuant to the Powers of Attorney executed by the above named officers and directors of the Registrant and previously filed with the Securities and Exchange Commission on behalf of such officers and directors.


 *By  /s/ Bradford T. Smith            Attorney-in-Fact                           October 6, 2000
    ---------------------------
          Bradford T. Smith


                                    EXHIBITS

           *5.1       Opinion of Bradford T. Smith, Esquire
          **5.2       Revised Opinion of Bradford T. Smith, Esquire

           *23.1      Consent of Bradford T. Smith, Esquire
           *23.2      Consent of PricewaterhouseCoopers LLP

          **23.3      Updated Consent of PricewaterhouseCoopers LLP
           *24.1      Power of Attorney

*   Previously filed.
** Filed herewith.